Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Cocrystal Pharma, Inc.

Bothell, Washington

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (No. 333-220632) and Form S-8 (No. 333-193161 and No. 333-224869) of Cocrystal Pharma, Inc. of our reports dated April 1, 2019, relating to the consolidated financial statements and the effectiveness of Cocrystal Pharma, Inc.’s internal control over financial reporting, which appear in this Form 10-K. Our report on the consolidated financial statements contains an explanatory paragraph regarding the Company’s ability to continue as a going concern. Our report on the effectiveness of internal control over financial reporting expresses an adverse opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2018.

/s/ BDO USA, LLP
Miami, Florida
April 1, 2019